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                                                                  Exhibit (c)(5)

                    Text of Amendment to Incentive Bonus Plan



                  The Company has amended its annual incentive bonus plan to provide that upon an occurrence of a Change in Control (as defined in the Company's 1997 Stock Option Plan), each participant in the bonus plan shall be entitled to receive a payment in respect of the calendar year in which the Change in Control occurs in an amount equal to the product of (1) such participant's target bonus for such calendar year under the bonus plan and (2) the fraction resulting from dividing (x) the number of days in the calendar year that have elapsed through the date on which the Change in Control occurs by (y)
365. Such amount shall be payable to the participants as soon as practicable, but in no event later than 3 days following the date on which the Change in Control occurs.